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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FUISZ TECHNOLOGIES LTD.

                           (Name of Subject Company)

                       ABCI ACQUISITION SUB. CORPORATION
                       BIOVAIL CORPORATION INTERNATIONAL

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   359536109

                     (CUSIP Number of Class of Securities)

                           --------------------------

                          KENNETH C. CANCELLARA, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                               2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                CANADA, L5L 1J9
                                 (905) 608-8008

                                    COPY TO:

                               ROGER ANDRUS, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

           (Name, Address; and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                        $46,096,575                                                   $9,219.32

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended and Rule 0-11 thereunder, on the basis of 22,030,723 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, including vested options to acquire Common Stock, but excluding unvested options to acquire Common Stock and excluding 4,209,829 Common Stock owned by Biovail Corporation International, multiplied by the proposed acquisition price U.S. $7.00 per share.

**  1/50 of 1% of Transaction Value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                                         Filing
Amount Previously Paid:                  Party:
                         -------------                -------------
Form or Registration
No.:                                     Date Filed:
                         -------------                -------------

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 8 Pages)

                             SCHEDULE 14D-1 AND 13D

CUSIP NO. 359536109                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BIOVAIL CORPORATION INTERNATIONAL

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCES OF FUNDS

    WC
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,209,829
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    19.2%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 359536109                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    ABCI ACQUISITION SUB. CORPORATION

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 SHARES
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

    This Schedule 14D-1 and Amendment No. 2 to the Schedule 13D/A (the "Schedule 14D-1 and Schedule 13D/A") relates to the offer by ABCI Acquisition Sub. Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Biovail Corporation International, an Ontario, Canada corporation ("Parent"), to purchase for cash up to 6,585,225 of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Fuisz Technologies Ltd., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which are annexed to and filed with this Schedule 14D-1 and 13D/A as Exhibits (a)(1) and (a)(2), respectively. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer (the "Expiration Date") at least 4,602,460 Shares (the "Minimum Condition"). This Schedule 14D-1 and 13D/A is being filed on behalf of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and Schedule 13D/A respectively of the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Fuisz Technologies Ltd., a Delaware corporation (the "Company"), and the address of its principal executive offices is 14555 Avion at Lakeside, Suite 250, Chantilly, Virginia 20151.

    (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "THE TENDER OFFER--6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the "INTRODUCTION", in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser" and in "SCHEDULE I--Information Concerning the Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

    (e); (f) During the last five years, neither Parent nor the Purchaser, nor, to their knowledge, any of the directors or executive officers of Parent or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION", in "THE TENDER OFFER--11. Background of the Offer; Contacts with the Company", in "THE TENDER OFFER--8. Certain Information Concerning the Company "and in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser" with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "THE TENDER OFFER--10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

                              (Page 4 of 8 Pages)

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "INTRODUCTION", in "THE TENDER OFFER--12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement", in "THE TENDER OFFER--11 Background of the Offer; Contacts with the Company", and in "THE TENDER OFFER--7. Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION", in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser", and in "THE TENDER OFFER--11. Background of the Offer and the Merger; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION", in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser" and in "THE TENDER OFFER--11. Background of the Offer and the Merger; Contacts with the Company" and in "THE TENDER OFFER--12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "THE TENDER OFFER--11. Background of the Offer and the Merger; Contacts with the Company" and in "THE TENDER OFFER--16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in "THE TENDER OFFER--11. Background of the Offer and the Merger; Contacts with the Company" and in "THE TENDER OFFER--9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in "THE TENDER OFFER--15. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "THE TENDER OFFER--7. Effect of the Offer on the Market for the Shares, NASDAQ Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in "THE TENDER OFFER--15. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

                              (Page 5 of 8 Pages)

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal (including Guidelines for Certification Taxpayer Identification Number on Form
           W-9).

(a)(3)     Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)     Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(5)     Notice of Guaranteed Delivery.

(a)(6)     Press Release issued by Parent, dated July 26, 1999.

(a)(7)     Press Release issued by Parent, dated July 28, 1999.

(a)(8)     Form of newspaper advertisement, dated July 30, 1999.

(b)        Not applicable.

(c)(1)     Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 25, 1999, by and among Parent, the Purchaser and the Company.

(c)(2)     Option Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D. and Biovail
           Corporation International.

(c)(3)     Escrow Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D., Biovail Corporation
           International and U.S. Trust Company, National Association.

(c)(4)     Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail Corporation
           International.

(c)(5)     Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail Corporation
           International.

(c)(6)     Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Salisbury
           Ltd.

(c)(7)     Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Westbury
           Ltd.

(c)(8)     Letter Agreement, dated as of July 13, 1999, between Biovail Corporation International and Richard C.
           Fuisz, M.D. regarding the Consulting Agreement.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

                              (Page 6 of 8 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1999                          BIOVAIL CORPORATION INTERNATIONAL

                                                                By:                           /s/ EUGENE N. MELNYK
                                                                                     --------------------------------------
                                                                Name:              Eugene N. Melnyk
                                                                Title:             Chairman

                                                                ABCI ACQUISITION SUB. CORPORATION

                                                                By:                           /s/ EUGENE N. MELNYK
                                                                                     --------------------------------------
                                                                Name:              Eugene N. Melnyk
                                                                Title:             Chairman

                              (Page 7 of 8 Pages)

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                     PAGE
   NO.                                              EXHIBIT NAME                                            NUMBER
---------  ----------------------------------------------------------------------------------------------  ---------
(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
           Number on Form W-9).

(a)(3)     Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)     Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(5)     Notice of Guaranteed Delivery.

(a)(6)*    Press Release issued by Parent, dated July 26, 1999.

(a)(7)     Press Release issued by Parent, dated July 28, 1999.

(a)(8)     Form of newspaper advertisement, dated July 30, 1999.

(b)        Not applicable.

(c)(1)     Agreement and Plan of Merger (the "Merger Agreement"), dated July 25, 1999 by and among
           Parent, the Purchaser and the Company.

(c)(2)*  * Option Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D. and Biovail
           Corporation International.

(c)(3)*  * Escrow Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D., Biovail
           Corporation International and U.S. Trust Company, National Association.

(c)(4)*  ** Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail
           Corporation International.

(c)(5)*  ** Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail Corporation
           International.

(c)(6)*  ** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and
           Salisbury Ltd.

(c)(7)*  ** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and
           Westbury Ltd.

(c)(8)     Letter Agreement dated as of July 13, 1999, between Biovail Corporation International and
           Richard C. Fuisz, M.D. regarding the Consulting Agreement.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

------------------------

*   Incorporated by reference from Parent's Report on Form 6-K, dated July 28,
    1999.

** Incorporated by reference from the Parent's statement on Schedule 13D, dated July 23, 1999.

*** Incorporated by reference from the Parent's statement on Schedule 13D/A
    (Amendment No. 1), dated July 26, 1999.

                              (Page 8 of 8 Pages)